SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(RULE 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)
(Amendment No. 4)

Under the Securities Exchange Act of 1934

Immunosyn Corporation
(Name of Issuer) Common Stock, par value $0.0001 per share
(Title of Class of Securities) 452530 10 1 (CUSIP Number)
Douglas A. McClain, Jr. Argyll Biotechnologies, LLC 4225 Executive Square Suite 260 La Jolla, California 92037 (858) 200-2320
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) March 13, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d–1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

 (Continued on Following Pages)

(Page 1 of 18 Pages)

CUSIP No. 452530 10 1	13D	Page 2 of 18

1.	NAME OF REPORTING PERSONS: Argyll Biotechnologies, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) x*
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 145,363,798**
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 145,363,798**
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 145,363,798**
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.44%
14.	TYPE OF REPORTING PERSON OO
*  See Item 2 hereof.
**See Item 5 hereof.

CUSIP No. 452530 10 1	13D	Page 3 of 18

1.	NAME OF REPORTING PERSONS: James T. Miceli
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) x*
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 145,363,798**
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 145,363,798**
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 145,363,798**
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.44%
14.	TYPE OF REPORTING PERSON IN
*  See Item 2 hereof.
**See Item 5 hereof.

CUSIP No. 452530 10 1	13D	Page 4 of 18

1.	NAME OF REPORTING PERSONS: Douglas A. McClain, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) x*
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 145,363,798**
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 145,363,798**
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 145,363,798**
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.44%
14.	TYPE OF REPORTING PERSON IN
*  See Item 2 hereof.
**See Item 5 hereof.

CUSIP No. 452530 10 1	13D	Page 5 of 18

ITEM 1.  SECURITY AND ISSUER

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Immunosyn Corporation, a Delaware corporation (the “Issuer”).  The principal executive office of the Issuer is located at 4225 Executive Square, Suite 260, La Jolla, California 92037.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is filed by Argyll Biotechnologies, LLC, a Delaware limited liability company (“Argyll”), and the other persons named on Exhibit A to the original filing hereof (each a “Reporting Person” and together the “Reporting Persons”) filed with the Securities and Exchange Commission on February 16, 2007 (the "Initial Filing").  Exhibit A to the Initial Filing also sets forth the name, place of organization, principal business, address of principal business, address of principal office and other information with respect to the Reporting Persons.

Argyll is the owner of 145,363,798 shares of Common Stock of the Issuer.  Argyll is jointly controlled by its members, James T. Miceli and Douglas A. McClain, Jr. There is no agreement or arrangement among the two members of Argyll with respect to the voting or disposition of any securities of the Issuer owned by Argyll or any of the other Reporting Persons other than as described in Item 6 of this Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Argyll disposed of 400,000 shares of Common Stock of the Issuer for $2,000,000, or $5.00 per share, on March 13, 2008 in a privately negotiated transaction.

Argyll disposed of an aggregate of 16,000 shares of Common Stock of the Issuer for $80,000, or $5.00 per share, on October 24, 2007 in two privately negotiated transactions.  In addition, on or about October 24, 2007, Argyll made an individual gift of 10,000 shares to a personal acquaintance of the beneficial owners for no consideration.  Argyll disposed of 5,333 shares of Common Stock of the Issuer for $39,997.50, or $7.50 per share, on November 1, 2007 in a privately negotiated transaction.

ITEM 4.  PURPOSE OF TRANSACTION

On March 13, 2008, Argyll sold 400,000 shares of Common Stock for $2,000,000, or $5.00 per share, in a privately negotiated transaction. Argyll disposed of an aggregate of 16,000 shares of Common Stock of the Issuer for $80,000, or $5.00 per share, on October 24, 2007 in two privately negotiated transactions.  In addition, on or about October 24, 2007, Argyll made an individual gift of 10,000 shares to a personal acquaintance of the beneficial owners for no consideration.  Argyll disposed of 5,333 shares of Common Stock of the Issuer for $39,997.50, or $7.50 per share, on November 1, 2007 in a privately negotiated transaction.  Argyll continues to own 145,363,798 shares of Common Stock of the Issuer.

Although no Reporting Person has formulated any definitive plans not heretofore disclosed or set forth herein, each may from time to time acquire Common Stock of the Issuer or dispose of Common Stock of the Issuer through open-market or privately negotiated transactions or otherwise if and when each deems it appropriate.  Each Reporting Person may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

Except as set forth in this Schedule 13D, the Reporting Persons do not presently have any specific plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of this Schedule 13D.

CUSIP No. 452530 10 1	13D	Page 6 of 18

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

The Reporting Persons’ beneficial ownership is as follows:

(a)	Amount beneficially owned: 145,363,798 shares of Common Stock
Percent of class: 53.44% based on 272,000,000 shares of Common Stock issued and outstanding.

(b)	Number of shares as to which the Reporting Persons have:

(i)	Sole power to vote or to direct the vote - 0
(ii)	Shared power to vote or to direct the vote - 145,363,798
(iii)	Sole power to dispose or to direct the disposition of – 0
(iv)	Shared power to dispose or to direct the disposition of - 145,363,798

(c)	The information with respect to the acquisition of the Common Stock of the Issuer by Argyll, as set forth in Items 3 and 4, is hereby incorporated by reference.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Pursuant to a Stock Purchase and Option Agreement dated March 13, 2008 (the “Closing Date”) between Argyll Biotechnologies, LLC (“Argyll”) and Myron W. Wentz, Ph.D., Dr. Wentz purchased, for $2,000,000, 400,000 shares of the Issuer’s Common Stock, subject to adjustment.  If the closing price of the Issuer’s Common Stock on the principal exchange on which it is traded does not equal or exceed US$5.00 per share on the one year anniversary of the Closing Date (or the next business day if the one year anniversary of the Closing Date does not fall on a business day), Argyll shall deliver to Dr. Wentz a certificate or certificates evidencing such additional number of shares of Common Stock (the “Make Whole Shares”) determined by dividing $2,000,000 by the closing price of the Issuer’s Common Stock on the principal exchange on which it is traded on the one year anniversary of the Closing Date and subtracting from such amount 400,000 (the number of Shares purchased on the Closing Date).

In addition, Argyll granted to Dr. Wentz an option to purchase up to 800,000 shares of the Issuer’s Common Stock from it for an exercise price of $6.00 per share on or before March 13, 2011.  Also, Argyll granted Dr. Wentz four annual options to purchase 100,000 shares of the Issuer’s Common Stock each for exercise prices of $2.50, $3.50, $4.50 and $5.50 per share, effective as of the Closing Date, the first anniversary of the Closing Date, the second anniversary of the Closing Date and the third anniversary of the Closing Date, respectively, expiring on the tenth anniversary of the date of grant.

Also, Argyll agreed to nominate and/or cause Dr. Wentz (or his designee) to be elected to the Issuer’s Board of Directors at each annual meeting of stockholders for so long as Dr. Wentz owns at least 200,000 shares of the Issuer’s Common Stock and Argyll agreed to vote all, or

CUSIP No. 452530 10 1	13D	Page 7 of 18

cause (to the extent within its control) to be voted all, shares of the Issuer’s Common Stock owned or controlled by Argyll, directly or indirectly, to be voted to elect Dr. Wentz or his designee to serve on the Issuer’s Board of Directors for so long as Dr. Wentz owns at least 200,000 shares of the Issuer’s Common Stock.  Dr. Wentz agreed to serve on the Issuer’s Board of Directors if elected.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit A – Stock Purchase and Option Agreement between Argyll Biotechnologies, LLC and Myron W. Wentz, Ph.D. dated March 13, 2008.

CUSIP No. 452530 10 1	13D	Page 8 of 18

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated:	March 20, 2008
ARGYLL BIOTECHNOLOGIES, LLC

By: /s/ Douglas A. McClain, Jr.
Name: Douglas A. McClain, Jr.
Title: Chief Financial Officer

/s/ James T. Miceli
James T. Miceli

/s/ Douglas A. McClain, Jr.
Douglas A. McClain, Jr.

CUSIP No. 452530 10 1	13D	Page 9 of 18

EXHIBIT A

STOCK PURCHASE AND OPTION AGREEMENT

THIS STOCK PURCHASE AND OPTION AGREEMENT (this “Agreement”) is made and entered into this 13th day of March, 2008 by and between Argyll Biotechnologies LLC, a Delaware limited liability company domiciled in California with its principal executive offices located at 4225 Executive Square, Suite 260, La Jolla, California 92037 (the “Stockholder”), and Myron W. Wentz, Ph.D., an individual resident of Mexico with a business address at Sanoviv Medical Institute, Playas de Rosarito, Km 39, Baja California, Mexico 22712 (the “Purchaser”).

WHEREAS, the Stockholder is the record and beneficial owner of 145,763,798 shares of common, par value $.0001 per share (the “Common Stock”), issued by Immunosyn Corporation, a Delaware corporation domiciled in California (the “Company”), representing approximately 53.589% of the Company’s issued and outstanding shares of Common Stock; and

WHEREAS, on the terms and subject to the conditions set forth herein, the Purchaser desires to acquire from the Stockholder, and the Stockholder desires to sell to the Purchaser, certain of its shares of Company Common Stock owned by the Stockholder.

NOW, THEREFORE, the parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE I
Purchase and Sale of the Shares

1.1  Purchase and Sale of the Shares.  On the Closing (defined below), the Stockholder shall sell and transfer to the Purchaser and the Purchaser shall purchase and acquire from the Stockholder, 400,000 shares of the Company’s Common Stock (the “Shares”) in exchange for the Purchase Price (defined below).

ARTICLE II
Purchase Price

2.1  Purchase Price.  In consideration for the Shares, the Purchaser shall deliver to the Stockholder the aggregate sum of US$2,000,000 (or US$5.00 per share) via wire transfer of immediately available funds (the “Purchase Price”) at the closing (the “Closing”) to be held on the date hereof (the “Closing Date”).

2.2  Delivery of the Shares.  At the Closing, the Stockholder shall deliver to the Purchaser a certificate or certificates evidencing the Shares registered in the Purchaser’s name or in the name of such affiliate designee as shall be identified by the Purchaser.

2.3  Adjustment of the Shares.  If the closing price of the Common Stock of the Company on the principal exchange on which it is traded does not equal or exceed US$5.00 per share on the one year anniversary of the Closing Date (or the next business day if the one year anniversary of the Closing Date does not fall on a business day), the Stockholder shall deliver to the Purchaser within five (5) business days thereafter a certificate or certificates evidencing such additional number of shares of Common Stock (the “Make Whole Shares”) determined by

CUSIP No. 452530 10 1	13D	Page 10 of 18

dividing $2,000,000 by the closing price of the Common Stock of the Company on the principal exchange on which it is traded on the one year anniversary of the Closing Date and subtracting from such amount 400,000 (the number of Shares purchased on the Closing Date hereunder), such Make Whole Shares to be registered in the Purchaser’s name.

ARTICLE III
Conditions On Performance

3.1  Conditions to the Purchaser’s Obligations.  The obligation of the Purchaser to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions as of the Closing Date:

(a)           the representations and warranties set forth in Article IV of this Agreement shall be true and correct in all material respects as of the Closing Date; and

(b)           the purchase of the Shares by the Purchaser hereunder shall not be prohibited by any applicable law or governmental regulation, and shall not subject the Purchaser to any penalty or liability under or pursuant to any applicable law or governmental regulation.

Any condition may be waived by the Purchaser, provided that no such waiver shall be effective against the Purchaser unless it is set forth in a writing executed by the Purchaser.

3.2  Conditions to the Stockholder’s Obligation.  The obligation of the Stockholder to consummate the transaction contemplated by this Agreement is subject to satisfaction of the following conditions as of the Closing Date:

(a)           the representations and warranties set forth in Article V of this Agreement shall be true and correct in all material respects as of the Closing Date;

(b)           the sale of the Shares by the Stockholder hereunder shall not be prohibited by any applicable law or governmental regulation, and shall not subject the Stockholder to any penalty, liability or other materially adverse condition under or pursuant to any applicable law or governmental regulation; and

(c)           no action, suit, or proceeding shall be pending before any court or quasi-judicial or administrative agency of any federal, state, or local jurisdiction or before any arbitrator wherein an unfavorable judgment, decree, injunction, order or ruling would prevent the performance of this Agreement or any of the transactions contemplated hereby, declare unlawful the transactions contemplated by this Agreement, cause such transactions to be rescinded or materially and adversely affect the right of the Stockholder to sell the Shares, and no judgment, decree, injunction, order or ruling shall have been entered which has any of the foregoing effects.

Any condition may be waived by the Stockholder, provided that no such waiver shall be effective against the Stockholder unless it is set forth in a writing executed by the Stockholder.

ARTICLE IV
Representations and Warranties of the Stockholder

The Stockholder makes the following representations and warranties, which representations and warranties shall survive the Closing.

CUSIP No. 452530 10 1	13D	Page 11 of 18

4.1  Execution and Delivery.  The Stockholder has duly executed and delivered this Agreement.  This Agreement is valid and binding upon the Stockholder, enforceable against the Stockholder in accordance with it terms.  The Stockholder represents that it has full power and authority to enter into this Agreement and perform its obligations hereunder. The Stockholder has the ability to sell the Shares and perform the Stockholder’s obligations under this Agreement.

4.2  Title to Shares.  The Stockholder is the record and beneficial owner of, and has full right, title and interest in and to, the Shares, free and clear of any lien, charge or encumbrance.  Except for a Sales Plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, the Shares are not subject to any voting trust agreement or other contract, agreement, arrangement, commitment or understanding, including any such agreement, arrangement, commitment or understanding restricting or otherwise relating to the voting, dividend rights or disposition of the Shares.  At the Closing, the Stockholder will transfer and deliver to the Purchaser valid title to, and all of the Stockholder’s right, title and interest in and to, the Shares, free and clear of any lien, charge or other encumbrance or any claim in respect of the Shares.

4.3  Absence of Litigation.  There is no action, suit or proceeding pending or, to the Stockholder’s knowledge, threatened against or affecting the Stockholder or the Stockholder’s property before any court, arbitrator or governmental body, agency or official which in any manner involves the Shares owned by the Stockholder or draws into question the validity of this Agreement or the Shares.

4.4  Rule 144.  The Stockholder is selling the Shares to the Purchaser in compliance with Rule 144 under the federal securities laws. As a result, such Shares will be fully transferable and tradeable in the hands of the Purchaser.

4.5  Indemnification.  The Stockholder agrees to indemnify and hold harmless the Purchaser and/or his permitted assigns, from and against any and all damages, losses, liability, claims, costs and expenses whatsoever (including reasonable attorneys’ fees) which the Purchaser may incur by reason of the failure of the Stockholder to fulfill any of the terms or conditions of this Agreement, or by reason of any breach of the representations and warranties or covenants made by the Stockholder herein or in any document provided by the Stockholder to the Purchaser in connection with the transaction contemplated hereby.

4.6  Survival.  The representations and warranties of the Stockholder set forth in this Agreement shall survive the execution of this Agreement and the transactions contemplated thereby.

ARTICLE V
Representations and Warranties of the Purchaser

The Purchaser makes the following representations and warranties, which representations and warranties shall survive the Closing.

5.1  Binding Obligation.  This Agreement has been duly executed and delivered by the Purchaser and is a valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms.  The Purchaser represents that he has full power and authority to enter into this Agreement and perform his obligations hereunder.

CUSIP No. 452530 10 1	13D	Page 12 of 18

5.2  Public Information.  The Purchaser acknowledges receipt and review of the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006 and the Company’s Quarterly Reports on Form 10-QSB for the fiscal quarters ended March 31, 2006, June 30, 2006 and September 30, 2006 together with certain Current Reports on Form 8-K all filed with the SEC, prior to the Purchaser entering into this Agreement.  The Purchaser acknowledges that, to the extent it receives conflicting information concerning the Company, the information in the public filings referred to above shall govern.  The Purchaser acknowledges receipt and review of the Prospectus, dated January 4, 2007, concerning the registration with the United States Securities and Exchange Commission (Registration no. 333-137881) for the sale of the Shares which is not current but is in the process of being updated to include current financial and other information.

5.3  Disclosure of Information.  The Purchaser has had an opportunity to discuss the Company's business, management and financial affairs with the Company's management and the Stockholder.  The Purchaser has also had an opportunity to ask questions of officers of the Company and the Stockholder, which questions were answered to the Purchaser’s satisfaction.  The Purchaser understands that such discussions, as well as any written information issued by the Company, were intended to describe certain aspects of the Company's business and prospects but were not an exhaustive description.  The Purchaser has undertaken and completed its review and examination of the books and records of the Company and conducted its own due diligence and investigation in connection with its proposed purchase of the Shares.  The Purchaser acknowledges that Regulation FD, as promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, is applicable to any material, non-public information provided or disclosed to the Purchaser in connection with this transaction.  Accordingly, the Purchaser agrees to hold any such information in the strictest confidence and agrees not to disclose or use, or permit others to disclose or use, such information until such information has been disclosed by the Company to the public.  The Purchaser further agrees that it will not resell or otherwise transfer any of the Shares until such information has been disclosed by the Company to the public.

5.4  Investment Experience; Accredited Investor.  The Purchaser is an “accredited investor” as defined in Rule 501 of Regulation D under the Securities Act of 1933, as amended, and the Purchaser has the knowledge, sophistication and experience necessary in financial, tax, and business matters so as to enable the Purchaser to utilize the information made available to the Purchaser by the Stockholder and the Company to evaluate the merits and risks of this investment in the Shares and to make an informed investment decision.  The Purchaser is not relying on the Stockholder, the Company, any of their respective executives, or any of their counsel, agents, or employees or any other person or entity with respect to the legal, tax, and other economic considerations of the Purchaser in making this investment in the Shares, other than the Purchaser’s own advisors.  Prior to signing this Agreement, the Purchaser made such investigation of the Company, its business, the Shares, and the risks of this investment in the Shares as the Purchaser deemed appropriate and consulted with such legal, tax, and other advisors as the Purchaser deemed appropriate, and the Purchaser can bear the economic risk of a total loss of its investment in the Shares.  The Purchaser has not been formed for the specific purpose of acquiring the Shares.

5.5  Purchase Entirely For Purchaser’s Own Account.  This Agreement is made with the Purchaser in reliance upon the Purchaser's representations to the Stockholder.  By

CUSIP No. 452530 10 1	13D	Page 13 of 18

entering into this Agreement, the Purchaser hereby confirms that the Shares to be acquired by the Purchaser will be acquired for investment for the Purchaser's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof except in compliance with all applicable securities laws, that no other person or entity has a direct or indirect beneficial interest in the Shares being acquired by the Purchaser, and that the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. However, notwithstanding the foregoing, the Purchaser may convey the Shares to be acquired to an affiliated designee as hereinafter defined.

5.6  Privately Negotiated Sale.  The Purchaser acknowledges the pre-existing professional relationship that existed between its principals and executive officers of the Stockholder and the Company and states that, to the best of his knowledge and belief, no public advertisement or general solicitation was employed in connection with the proposed transaction and that the terms and conditions of this Agreement have been negotiated by the parties on an arms’ length basis.  By executing this Agreement, the Purchaser further represents that the Purchaser does not presently have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the Shares.

5.7  Compliance With U.S. Law.  (a) The Purchaser represents and warrants that:  (i) neither the Purchaser or its affiliates is a senior official in the executive, legislative, administrative, military, or judicial branch of a foreign government or a senior executive of a foreign government-owned corporation; (ii) it is not a citizen or resident of, or incorporated, chartered, or otherwise organized under the laws of, a jurisdiction that has been designated under Section 311 or 312 of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “USA Patriot Act,” Pub. L. No. 107-56) as warranting special measures due to money laundering concerns; and (iii) the Purchaser’s funds do not originate from, nor will they be routed through, an account maintained at a foreign bank that does not have a physical presence in any country or a bank organized or chartered under the laws of a jurisdiction that has been designated under Section 311 or 312 of the USA Patriot Act as warranting special measures due to money laundering concerns.

(b)           The Purchaser acknowledges and agrees that the purchase or acquisition, directly or indirectly, of the Shares by or on behalf of the following persons or entities (each hereafter a “Prohibited Investor”) is prohibited:  (i) a person or entity whose name appears on the List of Specially Designated Nationals and Blocked Persons maintained by the United States Office of Foreign Assets Control (“OFAC”); (ii) a foreign bank that does not have a physical presence in any country; (iii) a person or entity resident in or whose subscription funds are transferred from or through an account in a jurisdiction that has been designated under Section 311 or 312 of the USA Patriot Act as warranting special measures due to money laundering concerns; (iv) a person or entity whose name appears on any other list of prohibited persons and entities as may be mandated by applicable law or regulation; or (v) a person or entity whose name appears on any other list of prohibited persons and entities as may be provided to the Purchaser by the Stockholder.  The Purchaser represents, warrants, and covenants that neither the Purchaser, nor any person controlling, controlled by, or under common control with the Purchaser, nor any person having a beneficial interest in the Purchaser, is a Prohibited Investor, and that the Purchaser is not purchasing and will not purchase on behalf of or for the benefit of any Prohibited Investor.  The Purchaser agrees to promptly notify the Stockholder of any change

CUSIP No. 452530 10 1	13D	Page 14 of 18

in information affecting this representation, warranty, and covenant.  The Purchaser acknowledges that if, following the Purchaser’s purchase of the Shares, the Stockholder or the Company reasonably believe that the Purchaser is a Prohibited Investor, or has otherwise breached any material representation, warranty, or covenant hereunder, the Stockholder or the Company may be obligated to freeze the Purchaser’s investment, either by prohibiting additional investments, declining any redemption requests, and/or segregating the assets constituting the investment in accordance with applicable regulations, or its investment may immediately be redeemed (for the lesser of cost minus distributions of cash and property valued at the fair market value thereof, as determined by the Stockholder or the Company), and the Purchaser shall have no claim against the Stockholder or the Company for any form of damages or liabilities as a result of any of the above-mentioned actions.

(c)           The Purchaser acknowledges that due to applicable money laundering laws and regulations, the Stockholder may require further information or representations from the Purchaser before the proposed transaction can be processed and executed, including, without limitation, further information or representations regarding the identification of the Purchaser and the source(s) of the Purchaser’s funds.  The Purchaser agrees to promptly provide any information or representations deemed necessary by the Stockholder, in its sole discretion, to comply with the anti-money laundering program.

5.8  Compliance With Local Law; Purchaser’s Domicile.  The Purchaser represents and warrants he is not a citizen or resident of the United States and, accordingly, his purchase of the Shares is not subject to the Blue Sky laws of any state of the United States.  The Purchaser confirms that, to the best of his knowledge and belief, no action is required under the laws of any foreign country on the part of the Purchaser (as a result of his citizenship or residency), the Stockholder or the Company in connection with the proposed transaction.  Purchaser further agrees to comply with all applicable laws and regulations in each foreign jurisdiction in which he purchases, offers, sells or delivers Shares or has in his possession or distributes any offering material, in all cases at his own expense.

5.9  Indemnification.  The Purchaser agrees to indemnify and hold harmless the Stockholder, the Company, and their respective officers, directors, and affiliates, from and against any and all damages, losses, liability, claims, costs and expenses whatsoever (including reasonable attorneys’ fees) which the indemnified parties may incur by reason of the failure of the Purchaser to fulfill any of the terms or conditions of this Agreement, or by reason of any breach of the representations and warranties or covenants made by the Purchaser herein or in any document provided by the Purchaser to the Stockholder in connection with the transaction contemplated hereby.

5.10  Survival.  The representations and warranties of the Purchaser set forth in this Agreement shall survive the execution of this Agreement and the transactions contemplated thereby.

ARTICLE VI
Other Agreements

6.1  Option Agreements.  The Stockholder hereby grants to the Purchaser an option (the “Option”) to purchase up to 800,000 shares of Common Stock of the Company from the Stockholder (the “Option Shares”) for a exercise price equal to US$6.00 per share(the “Option

CUSIP No. 452530 10 1	13D	Page 15 of 18

Exercise Price”).  The Option may be exercised, in whole or in part, by the Purchaser giving notice of exercise to the Stockholder on or before March 13, 2011.  If the Purchaser exercises the Option, the sale by the Stockholder of the Option Shares and the purchase thereof by the Purchaser shall be made on a closing date not later than ten (10) business days after the receipt by the Stockholder of the notice of exercise, shall be based on representations, warranties and agreements of the Stockholder and the Purchaser similar to those contained in this Agreement and shall be subject to terms and conditions similar to those contained in this Agreement.  If the Purchaser shall exercise the Option, on the closing date, the Purchaser shall pay to the Stockholder the Option Exercise Price via wire transfer of immediately available funds in exchange for a certificate or certificates evidencing the Option Shares registered in the Purchaser’s name.  If the Purchaser fails to give notice to the Stockholder of exercise of the Option on or before March 13, 2011, the Option shall terminate.

In addition to the foregoing, the Stockholder hereby grants to the Purchaser the following options (the “Annual Options”): (i) an option to purchase 100,000 shares of Common Stock of the Company from the Stockholder for an exercise price equal to US$2.50 per share as of the Closing Date, (ii) an option to purchase 100,000 shares of Common Stock of the Company from the Stockholder for an exercise price equal to US$3.50 per share as of the first anniversary of the Closing Date, (iii) an option to purchase 100,000 shares of Common Stock of the Company from the Stockholder for an exercise price equal to US$4.50 per share as of the second anniversary of the Closing Date, and (iv) an option to purchase 100,000 shares of Common Stock of the Company from the Stockholder for an exercise price equal to US$5.50 per share as of the third anniversary of the closing date (collectively, the “Annual Option Shares”).  The Annual Options may be exercised, in whole or in part, by the Purchaser giving notice of exercise to the Stockholder on or before the tenth anniversary of the grant date of the Annual Option being exercised.  If the Purchaser exercises the Annual Options, the sale by the Stockholder of the Annual Option Shares and the purchase thereof by the Purchaser shall be made on a closing date not later than ten (10) business days after the receipt by the Stockholder of the notice of exercise, shall be based on representations, warranties and agreements of the Stockholder and the Purchaser similar to those contained in this Agreement and shall be subject to terms and conditions similar to those contained in this Agreement.  If the Purchaser shall exercise the Annual Option, on the closing date, the Purchaser shall pay to the Stockholder the respective Option Exercise Price via wire transfer of immediately available funds in exchange for a certificate or certificates evidencing the Annual Option Shares registered in the Purchaser’s name.  If the Purchaser fails to give notice to the Stockholder of exercise of the Annual Options on or before the tenth anniversary of the grant date, the Annual Option shall terminate.

6.2  Board Seat; Voting Agreement. The Stockholder agrees to nominate and/or cause the Purchaser (or his designee) to be elected to the Company’s Board of Directors at each annual meeting of stockholders or, if there shall at any time be director classes, at each such meeting at which the Purchaser’s director class comes up for election, for so long as the Purchaser owns at least 200,000 shares of the Company’s Common Stock, and the Stockholder agrees to vote all, or cause (to the extent within its control) to be voted, all shares of Common Stock of the Company owned or controlled by the Stockholder, directly or indirectly, to be voted, to elect the Purchaser (or his designee) to serve on the Company’s Board of Directors for so long as the Purchaser owns at least 200,000 shares of the Company’s Common Stock.  The Purchaser hereby agrees to serve on the Company’s Board of Directors if elected.  The Purchaser shall be entitled to receive such compensation for his Board service as may received by other non-

CUSIP No. 452530 10 1	13D	Page 16 of 18

employee members of the Company’s Board of Directors including without limitation annual fees, meeting attendance fees and annual grants of options to purchase shares of Common Stock of the Company.

6.3  Reservation of Shares.  After the closing date, the Stockholder shall reserve, maintain and keep available for issuance at all times when the Option or any Annual Options are outstanding, solely for the purpose of permitting the Purchaser to effect the exercise of the Option or Annual Options described in Section 6.1 above, the total number of Option Shares and Annual Option Shares issuable upon exercise of the outstanding Option or Annual Options.

ARTICLE VII
Miscellaneous

7.1  Transaction Expenses.  Each party shall pay its own expenses (including legal fees) incident to the negotiation and preparation of this Agreement and any other documents prepared in connection therewith, and the consummation of the transactions contemplated herein.

7.2  Entire Agreement.  This Agreement contains the entire agreement of the parties hereto with respect to the purchase of the Shares and the granting of the Option and the Annual Options, and supersedes all prior understandings and agreements (oral or written) of the parties with respect to the subject matter hereof.  The parties expressly represent and warrant that in entering into this Agreement they are not relying on any prior representations made by any party concerning the terms, conditions or effects of this Agreement.

7.3  Severability.  Each provision of this Agreement is intended to be severable from every other provision of the Agreement, and the invalidity or illegality of any provision in this Agreement shall not affect the validity or legality of the other provisions.

7.4  Execution in Counterpart.  This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

7.5  Governing Law, Venue and Jurisdiction.  This Agreement shall be governed by and construed in accordance with the laws of the State of California, without regard to conflicts of laws principles, and all disputes arising out of or related to interpretation or performance of this Agreement  shall be referred exclusively to the federal or state courts having jurisdiction over disputes arising in San Diego County, California.  Both parties waive all objections to the jurisdiction of said courts for this limited purpose.

7.6  Confidentiality.  Except as may be required by law, rule or regulation, neither of the Stockholder or the Purchaser or their affiliates, agents or representatives shall disclose to any third  party, other than the Company, the subject matter or terms of this Agreement without the prior consent of the other party.

7.7  Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either party hereto without the prior consent of the other party.  Notwithstanding the foregoing, the Purchaser may, without the prior consent of the Stockholder, assign or transfer, in whole or in part, his rights and obligations under this Agreement to one or more Affiliates.  For purposes of this Agreement, the term “Affiliate”

CUSIP No. 452530 10 1	13D	Page 17 of 18

means any entity which, directly or indirectly, is controlled by the Purchaser.  The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such entity, whether through ownership or otherwise.

CUSIP No. 452530 10 1	13D	Page 18 of 18

7.8  Brokerage.  Each party to this Agreement represents and warrants that it has not used or retained a broker, dealer, agent, or finder and that it has not incurred any obligation or liability, contingent or otherwise, to pay a fee, commission, and any other form of remuneration, directly or indirectly, in connection with this Agreement or any transaction contemplated thereby.

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the day and year first above written.

PURCHASER:	STOCKHOLDER:

Argyll Biotechnologies LLC

/s/ Myron W. Wentz, Ph.D	By:	/s/ James T. Miceli
Myron W. Wentz, Ph.D.	Name:	James T. Miceli
	Title:	CEO

Address:2602C Transportation Avenue
National City, CA 91950

Telephone #: 801-201-8084